PROSKAUER ROSE LLP 1585 BROADWAY NEW YORK, NY 10036-8299

Julie Allen
Member of the Firm

Direct Dial 212.969.3155
jallen@proskauer.com

June 9, 2010

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Thomas Kluck, Esq.
Branch Chief
United States Securities and Exchange Commission
Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-1004

Re:	Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.
Registration Statement on Form S-4
File No. 333-166139
Filed on April 16, 2010

Dear Mr. Kluck:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-4 (File No. 333-166139) (the “Registration Statement”) of Icahn Enterprises L.P., a Delaware limited partnership (the “Icahn Enterprises”), and Icahn Enterprises Finance Corp., a Delaware corporation (“Icahn Enterprises Finance” and, together with Icahn Enterprises, the “Company”), in your letter dated May 7, 2010 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 1 to the Registration Statement (the “Amendment”) that will be filed with the Commission on today’s date.

For your convenience, your comments are set forth in this letter in bold italics, followed by our responses.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Thomas Kluck, Esq.
United States Securities and Exchange Commission
June 9, 2010

Registration Statement on Form S-4

General

1.
We note that you are registering the exchange notes consisting of $850 million aggregate principal amount of 7 ¾% Senior Notes due 2016 and $1.15 billion aggregate principal amount of 8% Senior Notes due 2010 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Contemporaneously with the submission of this letter, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.
We note that you have included statements on page ii and 5 concerning broker-dealers that will receive exchange notes. Please revise your prospectus cover page to also clarify that broker-dealers who receive new securities pursuant to this exchange offer will acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and broker dealers who acquired the existing notes as a result of market making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

The Company has revised the prospectus cover page to include the following text: “Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. A broker-dealer that is issued exchange notes for its own account in exchange for existing notes that were acquired by such broker-dealer as a result of market-making or other trading activities may use this prospectus, as supplemented or amended, for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.”

3.	We note that you have not included the Letter of Transmittal. Please file that letter with your next amendment or provide us a draft copy of the letter.

The Company has filed the Letter of Transmittal as an exhibit to the Amendment.

Thomas Kluck, Esq.
United States Securities and Exchange Commission
June 9, 2010

In connection with responding to the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen

Enclosures

cc:	Keith A. Meister (Icahn Enterprises L.P.)